Exhibit (e)(12)

Important Note: The following is an unofficial English translation of the original French version and has been prepared for informational purposes only. In the event of any inconsistency between the English and French versions, the French version shall prevail.

[Letterhead of Alcatel]

Mr. Philippe KERYER

Paris, March 29, 2006

Dear Sir,

Our Group is currently considering several strategic options. They require strong support from the principal collaborators of the Group, as well as certain security for their future.

By the present letter, I wish to specify that in the case where the ties that unite you to the Alcatel Group would come to an end, regardless of the date and for whatever reason that it might be, except, of course, for serious or gross misconduct or on your part, you would be paid, as damages, an indemnity for the termination of your employment contract equal to twice the total gross amount of your annual salary, in order to take into account any loss that you might suffer from as a result of this termination.

This indemnity is in addition to the amounts due at your departure, pursuant to legal, regulatory or contractual provisions or corresponding to the indemnity for dismissal.

The annual gross salary taken as reference is the one that is chosen for the application of the provisions of the Collective Agreement of Executive Engineers in Metallurgy (“Convention Collective des Ingénieurs Cadres de la Métallurgie”) relating to the termination of an employment contract by the employer.

The provisions previously adopted in your favor relating to any additional indemnity for termination on the initiative of Alcatel, if any, are annulled and replaced by the provisions above.

Please give your consent to the content of the present letter by returning the copy attached hereto (along with the statement “Signed and agreed”).

Yours sincerely,

/s/ Serge TCHURUK

Serge TCHURUK